J. James Jenkins, Jr.	315 Deaderick Street, Suite 2700
phone: (615) 742-6236	Nashville, Tennessee 37238-3001
fax: (615)742-2736	(615) 742-6200
e-mail:
jjenkins@bassberry.com
April 9, 2009
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	First Acceptance Corporation
Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2008 (the “Form 10-K”) and
     Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2008 (the
     “Form 10-Q”)
Form 10-K filed on September 11, 2008; Form 10-Q filed on February 9, 2009
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of First Acceptance Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 19, 2009 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses in this letter correspond to the comments in the Comment Letter, which for your convenience have been incorporated into this letter in italics.
     In accordance with the Comment Letter, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended June 30, 2008
Item 1. Business
Loss and Loss Adjustment Expense Reserves, page 5
1.	Please revise your disclosure to quantify any changes you made in the key assumptions from the prior year in determining your June 30, 2008 loss reserves. Explain in the disclosure the reason for using assumptions that are not consistent with actual changes during the year.

Response: The Company did not make any significant changes in the key assumptions from the prior year in determining its June 30, 2008 loss reserves. There were no assumptions used that were not consistent with actual changes during the year. For these reasons, the Company does

Mr. Jim B. Rosenberg
April 9, 2009

not believe revisions to the current disclosure are necessary. As discussed below in response to Comment #3, the loss reserve development in fiscal 2008 related to prior years of $1.4 million was not material and not attributable to any significant individual factor or change in assumptions.

2.	Please revise your sensitivity analysis provided on page seven to include reasonably likely changes in all key assumptions that may materially impact your financial results. The materiality assessment should also consider the impact on your operations, rather than solely on the balance of the IBNR reserve estimate.

Response: The Company believes that its estimate regarding changes in loss severity is the most significant assumption, and the only key assumption, that would materially impact the Company’s financial results. Based upon the Company’s historical experience of subsequent loss development, it believes that a reasonably likely change in loss severity would not exceed 1%.

The following is an example of the disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2009, to acknowledge that the materiality assessment should also consider the impact on its operations, rather than solely on the balance of the IBNR reserve estimate:
“The Company believes the estimate regarding changes in loss severity is the most significant factor impacting the IBNR reserves estimate. The Company believes that a one percent (1%) increase or decrease over the expected change in loss severity is reasonably likely. A one percent (1%) increase over the expected change in loss severity would result in adverse development of net loss and loss adjustment expense reserve levels at June 30, 2008 and a decrease in income (loss) before income taxes of approximately $5.0 million. Conversely, a one percent (1%) decrease in the expected change in loss severity would result in favorable development of net loss and loss adjustment expense reserve levels at June 30, 2008 and an increase in income (loss) before income taxes of approximately $5.0 million.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Consolidated Results of Operations
Year Ended June 30, 2008 Compared with the Year Ended June 30, 2007
Loss and Loss Adjustment Expenses, page 32
3.	Your explanation that the change in the prior year loss reserve was due to the inherent uncertainty in the estimation process and was not the result of any individual factor does not provide meaningful analysis and explanation. Please revise to disclose the nature and amount of each factor contributing to the change.

Response: The total change in the prior year loss reserve during the year ended June 30, 2008 was $1.4 million (or 1.5%) of net reserves of $91.1 million, and no individual factor significantly contributed to this change. For these reasons, the Company does not believe revisions to the current disclosure are necessary.
Item 11. Executive Compensation, page 74
4.	We note the discussion under the section of your proxy statement entitled “Compensation Discussion and Analysis.” Please provide us with more information concerning the performance

Mr. Jim B. Rosenberg
April 9, 2009

criteria and target levels for fiscal year 2008 executive compensation in connection with (a) the company performance objectives and goals and (b) the objectives and goals relating to the functional area and individual performance of each particular executive officer.

Please revise to disclose the extent to which named executive officers accomplished both corporate and individual goals and disclose how you considered these accomplishments when awarding salary increases, bonuses and equity awards.

Please identify in your revised disclosure the specific qualitative or quantitative target that each corporate and individual goal was designed to achieve, when the targets were established, and state whether these targets were achieved. For example, how did the Compensation Committee quantify the future benefits the company will receive as a result of the management and operational initiatives implemented by management.

To the extent you believe disclosure of these targets is not required because it would cause competitive harm, provide us a detailed explanation under instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please revise your disclosure to discuss how difficult it would be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Response: The Company did not establish performance criteria or performance targets to determine executive compensation during fiscal 2008. As disclosed in the Company’s proxy statement, the Company paid cash bonuses to certain of its executive officers with respect to their fiscal 2008 performance that were determined based upon (i) guaranteed minimum annual bonuses payable to two executive officers pursuant to their employment agreements and (ii) discretionary bonuses for certain executive officers approved by the Compensation Committee based upon the factors set forth in the proxy statement. The Compensation Committee did not quantify or estimate any future economic benefit the Company may receive as a result of the management and operational initiatives implemented by management during fiscal 2008. In the event the Company determines executive compensation for future periods based upon performance criteria or performance targets, the Company will make appropriate disclosure regarding such performance criteria and/or targets in future filings.
Form 10-Q for the Quarterly Period Ended December 31, 2008
Notes to Consolidated Financial Statements
2. Investments
Fair Value
Other-Than-Temporary Impairment, page 7
5.	Please revise your disclosure to clarify how you arrived at fair value for your collateralized mortgage obligations (CMOs) included in your balance sheet. In particular, quantify to what extent you arrived at this fair value based on the company’s best estimate of cash flows as discussed on page seven or based on an independent third-party valuation service provider or broker quotes as stated on page eight. To the extent that fair value of CMOs as included in the balance sheet was derived based on your estimate of cash flows, please clarify your disclosure to explain why you classify it as a level 2 measurement on page five. Further, please clarify in your disclosure the reason that the difference between the original cost of $18.3 million and the December 31, 2008 fair value of $11.0 million based on service providers and broker quotes ($7.3 million unrealized losses) for non-agency backed CMOs as stated on page eight is greater than the gross unrealized losses for all CMOs of $5.2 million noted on page six.

Mr. Jim B. Rosenberg
April 9, 2009

Response: As disclosed on page 8 in the Form 10-Q, the fair value for the Company’s collateralized mortgage obligations (CMOs) included in its balance sheet is based on quoted prices by independent pricing services for identical or similar assets in markets that are not active except for, as disclosed on page 5, four CMOs with a total fair value of $1.7 million that are based on non-binding broker quotes and classified as Level 3. None of the fair values for the Company’s CMOs are based on the Company’s best estimate of cash flows. Reference to the Company’s best estimate of cash flows on page 7 is in regards to the impairment analysis for certain of the Company’s CMOs required under EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue 99-20.

With regards to the disclosure concerning the Company’s non-agency backed CMOs, the $7.3 million difference between the original cost of $18.3 million and the December 31, 2008 fair value of $11.0 million results in an unrealized loss of $5.2 million after consideration of $1.9 million of other-than-temporary impairment charges and $0.2 million of principal repayments. This amount reconciles with the gross unrealized loss as shown in the table on page 6. In this table, the CMO category includes both agency backed and non-agency backed CMOs. The Company proposes to refer to adjusted cost instead of original cost and will also separately disclose the amounts for agency backed and non-agency backed CMOs in its future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009.

6.	Please revise your discussion on page eight to discuss the recent cash flows underlying CMOs as compared to their projected cash flows. In addition, provide a more robust discussion of your impairment analysis to support your assertion that you will collect all of the estimated cash flows.

Response: The following is an example of the revised disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009:
“At December 31, 2008, the Company’s portfolio included non-agency backed CMOs with an adjusted cost of $16.2 million and a current fair value of $11.0 million. Such fair value was obtained from either an independent third-party valuation service provider or non-binding broker quotes. For the year ended June 30, 2008 and the three months ended September 30, 2008, the Company recognized $1.4 million and $0.5 million, respectively, of OTTI in accordance with the guidance of EITF Issue No. 99-20, “Recognition of Interest Income and Impairment of Purchased Beneficial Interests and Beneficial Interests that Continue to Be Held by a Transferor in Securitized Financial Assets” (“EITF 99-20”). The OTTI charge recognized to date on these securities resulted from an adverse change in expected cash flows. The timing of projected cash flows on these securities has changed as economic conditions have prevented the underlying borrowers from refinancing the mortgages underlying these securities, thereby reducing the amount of projected prepayments. Likewise, economic conditions have caused an increase in the actual and projected delinquencies in the underlying mortgages.
The Company’s review of these securities included the analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities’ relative position within their respective capital structures, and credit ratings from statistical rating agencies. The Company performs a quarterly projected cash flow analysis for each security utilizing current assumptions regarding (i) unemployment, (ii) delinquency transition-to-default rates, (iii) and

Mr. Jim B. Rosenberg
April 9, 2009

loss severities. Based on its current quarter review, the Company determined that there had not been an adverse change from the previous quarter in projected cash flows. The Company believes that the unrealized losses on these securities are not necessarily predictive of the ultimate performance of the underlying collateral. In the absence of further deterioration in the collateral relative to its positions in these securities’ respective capital structures, which could be other-than-temporary, the Company believes the unrealized losses should reverse over the remaining lives of the securities. The Company has both the ability and intention to hold these securities to maturity.”
7.	Please provide a description of key assumptions made and factors considered in reaching the conclusion that the decline of corporate bonds below cost is not other-than-temporary.

Response: The following is an example of the revised disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009:
“The Company also recognized OTTI charges of $0.7 million for the six months ended December 31, 2008 related to two corporate bonds. These bonds were considered to be impaired based on the extent and duration of the declines in their fair values and issuer-specific fundamentals relating to (i) poor operating results and weakened financial conditions, (ii) negative industry trends further impacted by the recent economic turmoil, and (iii) a series of downgrades to their credit ratings. Based on the factors that existed at the time of impairment, the Company did not believe that these bonds would recover their unrealized losses in the near future. At December 31, 2008, gross unrealized losses on corporate bonds were $2.3 million; however, of this amount, only eight issues with a combined unrealized loss of $1.0 million had a loss severity greater than 10%. Of these eight issues, only two issues with an unrealized loss of $0.3 million were in a loss position for a period greater than 12 months. Based on its review of the current and future conditions and trends for these businesses and their industries, the Company believes that these corporate bonds will recover their unrealized losses in the near future.”
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operation
Investments, page 17
8.	Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:
a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Mr. Jim B. Rosenberg
April 9, 2009

d.	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

e.	Whether the broker quotes are binding or non-binding; and

f.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
Response: The following is an example of the revised disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009. This disclosure would appear immediately below the tabular presentation of the Company’s fair value measurements:
“The fair values of the Company’s fixed maturities are determined by management after taking into consideration available sources of data. All of the portfolio valuations classified as Level 1 or Level 2 in the above table are priced exclusively by utilizing the services of independent pricing sources using observable market data. The Level 3 classified securities in the table above consist of four collateralized mortgage obligations that are priced from non-binding broker quotes obtained from a single dealer familiar with each particular security. Based on the nature of these securities and the lack of similar securities trading to obtain observable market data, the Company believes that these Level 3 valuations may be more subjective in nature. The Company has not made any adjustments to the prices obtained from the independent pricing sources and dealers.
The Company has reviewed the pricing techniques and methodologies of the independent pricing sources and believes that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. The Company monitors security-specific valuation trends and discussed material changes or the absence of expected changes with the pricing sources to understand the underlying factors and inputs and to validate the reasonableness of the pricing.”
Insurance Operations
Losses and Loss Adjustment Expenses, page 20
9.	Please revise to disclose the amount of the prior years’ (i.e., June 30, 2008 and prior) provision (reduction) of losses that you have recorded during the six months ended December 31, 2008 and the reason for this change in estimate.

Response: The following is an example of the revised disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009:
“The loss and loss adjustment expense ratio was 68.5% for the three months ended December 31, 2008, compared with 77.1% for the three months ended December 31, 2007. The loss and loss adjustment expense ratio was 69.7% for the six months ended December 31, 2008, compared with 77.1% for the six months ended December 31, 2007.

Mr. Jim B. Rosenberg
April 9, 2009

For the three and six months ended December 31, 2008, the Company experienced unfavorable development of approximately $0.3 million and favorable development of approximately $1.1 million for losses occurring prior to calendar year 2008. For the three and six months ended December 31, 2007, the Company did not experience any significant development for prior accident periods. In addition, the Company did not experience any significant weather-related losses during the three and six months ended December 31, 2008.
Excluding the development noted above, the loss and loss adjustment expense ratio for the three and six months ended December 31, 2008 was 68.0% and 70.6%, respectively. These improvements over the same periods last year were primarily the result of a revision in our estimate of the loss and loss adjustment expense ratio for calendar 2008 which improved from 76.5% at June 30, 2008 to 73.8% at December 31, 2008. The Company attributes these improvements to the impact of the rate increases taken in early calendar 2008 in our Florida, Illinois, Indiana, Texas and South Carolina markets and the continued improvement in our underwriting and claim handling practices.
Including the effects of the revision of the Company’s estimate of losses occurring during the six months ended June 30, 2008, the Company experienced a favorable development of approximately $4.2 million for losses occurring prior to June 30, 2008. Such improvement was primarily the result of favorable severity trends most notable in the Company’s property damage and physical damage coverages.”
     Please do not hesitate to contact me at (615) 742-6236 if you have any questions or further comments.
Respectfully,
/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Ms. Kei Ino (SEC, Staff Accountant) - Via Overnight Courier Mr. Stephen J. Harrison (First Acceptance Corporation)